Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426


Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com


June  27,  2006

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

     Attn:     Mr.  Stephen  Krikorian

     Re:  CompuMed,  Inc.
          Form 10-KSB for the fiscal year ended September 30, 2005 Filed December 27, 2005
          File  Number:  000-14210

Dear  Mr.  Krikorian:

          We received your letter dated June 13, 2006 and we note your request for a response within ten business days. The Company is currently preparing a response but it cannot complete it within the time frame provided by the Staff. We respectfully request an extension for the response to July 21, 2006.

          If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,


                              /s/  Amy  M.  Trombly
                              ---------------------
                              Amy  M.  Trombly
                              Counsel  for  CompuMed,  Inc.



Cc:  Jerry  McLaughlin
     President  and  Chief  Executive  Officer
     CompuMed,  Inc.
     5777  West  Century  Blvd.
     Suite  1285
     Los  Angeles,  CA  90045